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                              MULTIMEDIA TUTORIAL
                                  SERVICES, INC
                              1214 EAST 15TH STREET
                            BROOKLYN, NEW YORK 11230
                                  718 951-1383
                                718 758-3808 (f)






VIA FACSIMILE (202) 942-9527 AND REGULAR MAIL
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December 29, 2004




Effie Simpson
Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

         RE: MULTI MEDIA TUTORIAL SERVICES, INC. (THE "COMPANY") RESPONSE TO SEC LETTER DATED DECEMBER 28, 2004

Dear Ms. Simpson:

We are in receipt of your letter dated December 28, 2004 and herein reply to your request for a written statement from the Company relating to the Form 8-K filed.

In accordance with your request, the Company herein acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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In addition to the above and in furtherance to our response to your letter, please be advised as follows:

         1. We have filed an amended Form 8-K as of today, December 29, 2004.

         2. With regards to paragraph number 1 in your letter, this information was previously supplied in our Form 8-K in Item 4.01(a)(iv) pursuant to Item 304(a)(1)(iv) of Regulation S-B. However, we have expanded our response thereto.

         3. With regards to paragraph number 2 in your letter, the rule requires the accountant's letter to be filed within ten (10) business days after the filing of the Form 8-K. Please be informed that the accountant's letter has been filed as Exhibit 16 to our most recent Form 8-K filing; and

         4. With regards to paragraph number 3 in your letter which addresses
Item 304(2), we interpret the disclosures in this item as conditional and are to be made only if the events have occurred. Since none of the events set forth in this Item have occurred, there is nothing to identify, describe or state under Items 304(2)(i) and (ii). However, if the SEC requires that we make a negative disclosure with regards to Items 304(2)(i) and (ii), we will comply with your further request.


If you have any further questions or require any additional information, please don't hesitate to contact us.

Very truly yours,

MULTI MEDIA TUTORIAL SERVICES, INC.



By: /S/ Barry Reichman
    ----------------------------------
         Barry Reichman
         President